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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      OLYMPIC CASCADE FINANCIAL CORPORATION
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                                (Name of Issuer)


                               STEVEN A. ROTHSTEIN
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                      (Name of person(s) filing Statement)


                    Common Shares, $0.02 par value per share
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                         (Title of Class of Securities)


                                    637605205
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                                 (CUSIP Number)


                                 August 20, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following: [ ]

         Check the following box if a fee is being paid with this statement: [ ]


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CUSIP NO. 637605205

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  (1)     Names of Reporting Persons                        Steven A. Rothstein
          S.S. or I.R.S. Identification                     ###-##-####
          Nos. of Above Persons

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  (2)     Check the Appropriate Box                         (a)   [   ]
          if a Member of a Group                            (b)   [   ]

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  (3)     SEC Use Only

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  (4)     Source of Funds                                   PF

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  (5)     Check if Disclosure of Legal                            [   ]
          Proceedings is Required Pursuant
          to Items 2(d) or 2(e)

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  (6)     Citizenship or Place of                           United States
          Organization

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                       (7)     Sole Voting Power                    276,696
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting                         27,550
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive                     276,696
 Person With
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power              27,550

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially                             627,455
          Owned by Each Reporting Person

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 (12)     Check if the Aggregate Amount                             [   ]
          in Row (11) Excludes Certain Shares

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 (13)     Percent of Class Represented                                34.07%
          by Amount in Row 11

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 (14)     Type of Reporting Person                                  IN

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                                  Schedule 13D

Item 1.  Security and Issuer.

         Name of Issuer: Olympic Cascade Financial Corporation ("Olympic")

         Address of Issuer's Principal Executive Offices:

                            875 North Michigan Avenue
                                   Suite 1560
                             Chicago, Illinois 60611

         Security: Common Shares, $0.02 par value per share ("Shares").

Item 2.  Identity and Background.

         (a) Name of person filing:    Steven A. Rothstein ("Rothstein")

         (b) Residence Address:        2737 Illinois Road
                                       Wilmette, Illinois 60091

         (c) Present principal occupation and address:

                                    Chairman
                                    Olympic Cascade Financial Corporation
                                    875 North Michigan Avenue
                                    Suite 1560
                                    Chicago, Illinois 60611

         (d) During the last five years, Rothstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Rothstein has not been subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

         (f) Citizenship: Rothstein is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On August 17, 1998, Rothstein purchased a total of 1000 Shares with personal funds. The Shares were purchased in a brokers' transaction which settled on August 20, 1998. No part of the purchase price for these Shares is or will be represented by borrowed funds.

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Item 4.  Purpose of the Transaction.

         Rothstein acquired the Shares referenced in Item 3 above in a market transaction solely for the purpose of investment. Rothstein acquired these Shares for his own account with no intention of selling the Shares in a public distribution in violation of the federal securities laws or of any applicable state securities laws.

         Rothstein intends to review continuously his position in Olympic, and may, depending upon his evaluation of developments and upon price, availability of Shares, warrants and other factors, determine to increase, decrease or eliminate his position in Olympic.

         Except as otherwise disclosed herein, Rothstein, in his capacity as a beneficial owner of the Shares are warrants is not formally considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of Olympic, or the disposition of securities of Olympic; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Olympic or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of Olympic or any of its subsidiaries; (d) any change in Olympic's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of Olympic; (f) any material change in Olympic's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of Olympic by any person; (h) causing any class of securities of Olympic to be delisted; (i) Olympic common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

Item 5.  Interest in Securities of the Issuer.

      (a) Following adjustments for purchase referenced above, as of the date hereof, Rothstein directly owns 275,696 Shares, and indirectly owns beneficially 350,759 Shares, representing in the aggregate approximately 34.07% of the total outstanding Shares of Olympic. Rothstein is deemed the indirect beneficial owner of 323,209 Shares by virtue of options granted to him by Olympic: Rothstein owns options to purchase (i) 93,807 Shares at an exercise price of $3.73 per Share;
(ii) 107,208 Shares at an exercise price of $3.39 per Share; (iii) 57,881 Shares at an exercise price of $7.11 per Share; (iv) 27,563 Shares at an exercise price of $5.44 per Share; and 36,750 Shares at an exercise price of $5.36 per Share. Rothstein also is the indirect beneficial owner of 6,703 Shares owned by his spouse, 11,913 Shares owned by his daughter Caroline, and 4,467 Shares owned by each of his two other children, Joshua and Natalie. The above percentage ownership calculation assumes 1,518,516 Shares of Olympic are issued and outstanding, and assumes exercise of Rothstein's options and includes Shares owned by his spouse and children.

      (b) Rothstein possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 276,696 Shares. Until Rothstein exercises his options, he does not possess the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition, or the shared power to dispose or to direct the disposition of the underlying Shares represented by the options.



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         (c) On August 17, 1998, Rothstein purchased a total of 1000 Shares with personal funds. The Shares were purchased in a brokers' transaction which settled on August 20, 1998.

         (d) Not applicable.

         (e) Not applicable.



Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ STEVEN A. ROTHSTEIN
                                       -------------------------
                                       Steven A. Rothstein


                                       9/10/98
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                                       Date